UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2020

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On June 16, 2020, Amir Poshinski was appointed as a Class III director to the board of directors of Galmed Pharmaceuticals Ltd. (the “Company”). Mr. Poshinski was additionally appointed to serve on the Company’s audit committee, compensation committee and nominating committee.

Amir Poshinski is an entrepreneur with over 20 years’ management and leadership experience across multiple industries, including technology, biotechnology, banking and real estate. Mr. Poshinski is the owner of DAP Holdings where since 2010 he acts as a management consultant and strategic advisor to global companies. Mr. Poshinski currently serves on the board of Benson Oak Ventures, a venture focused fund, as well as several other private companies. Prior to 2010, Mr. Poshinski served as Deputy CEO of Primsa Investment House, which at the time was Israel’s largest investment house, Deputy CEO of Discount Mortgage Bank, the real estate lending arm of one of Israel’s largest banks, VP of Marketing of Comverse, a telecommunications software company that was listed on Nasdaq, VP Marketing, Sales and Advertising of Mifal Hapayis, Israel’s national lottery, and VP and Deputy CEO of the Economic Company of the Local Authority. Mr. Poshinski previously served on the boards of TAS-AGT (a TATA joint venture), Excellence Nessuah Mutual Funds, and Therapix Biosciences as well as several other private companies. Mr. Poshinski holds a B.A. in Business Administration and Marketing from the New York Institute of Technology.

Mr. Poshinski shall be compensated as an expert external director due to his financial expertise and his expected involvement in the Company’s affairs.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-223923).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: June 19, 2020	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer